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FEB 22 2023

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SEC FILE NUMBER
8-68884

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Structura Group, Ltd

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

344 N. Old Woodward Ave, Suite 303
(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Price	(248) 705 4895	cprice@structuragroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

4 Town Place, Executive Park, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

07/01/2004	1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Christopher Price, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Structura Group, Ltd, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Compliance Officer

REBEKAH FIGARD
NOTARY PUBLIC
COUNTY OF KENT
My Commission Expires
October 11, 2027
Acting in the County of Ottawa
STATE OF MICHIGAN

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ■ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STRUCTURA GROUP, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the year ended December 31, 2022

STRUCTURA GROUP, LTD.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Structura Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Structura Group, Ltd. (the "Company") as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Structura Group, Ltd. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Structura Group, Ltd.'s management. Our responsibility is to express an opinion on Structura Group, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Structura Group, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP
Certified Public Accountants

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Structura Group, Ltd.'s financial statements. The supplemental information is the responsibility of Structura Group, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Structura Group, Ltd.'s auditor since 2012.

Albany, New York
February 9, 2023

Structura Group, Ltd.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS		
CURRENT ASSETS		
Cash	$	50,547
Related Party Receivable		10,740
Prepaid expenses		761
TOTAL CURRENT ASSETS		62,048
PROPERTY AND EQUIPMENT		
Computer equipment		5,065
Furniture and fixtures		19,543
Office electronics		4,867
		29,475
Less accumulated depreciation		(26,436)
		3,039
LEASE RIGHT OF USE ASSET		85,180
Less accumulated amortization		(74,430)
		10,750
OTHER ASSETS		5,194
TOTAL ASSETS	$	81,031
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Lease Liability	$	7,248
TOTAL CURRENT LIABILITIES		7,248
STOCKHOLDERS' EQUITY		
Common Stock, no par value authorized 60,000 shares, issued and outstanding 1,000 shares		-
Retained Earnings		73,783
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	81,031

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF INCOME
December 31, 2022

REVENUE	$	300,000
OPERATING EXPENSES		191,698
NET INCOME	$	108,302

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2022

	Common Stock	Retained Earnings	Total
BALANCE, JANUARY 1, 2022	$ -	$ 70,481	$ 70,481
DISTRIBUTIONS	-	(105,000)	(105,000)
NET INCOME	-	108,302	108,302
BALANCE, DECEMBER 31, 2022	$ -	$ 73,783	$ 73,783

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CASH FLOWS
December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	108,302
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		576
Amortization of Lease Right of Use Asset		42,730
(Increase) decrease in:		
Related party receivable		1,629
Prepaid expenses		(680)
Increase (decrease) in:		
Lease Liabilities		(43,069)
NET CASH PROVIDED BY OPERATING ACTIVITIES		109,488
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholders		(105,000)
NET CASH USED BY FINANCING ACTIVITIES		(105,000)
NET CHANGE IN CASH		4,488
CASH AT BEGINNING OF YEAR		46,059
CASH AT END OF YEAR	$	50,547

See notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Birmingham, Michigan regulated and registered by the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") as a non-carrying broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and engaged in:

A. Mergers and acquisition advisory services;

B. Structuring private securities offerings and the sale of private placement securities as part of primary offerings; and

C. Business advisory services to a Related Party.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Related Party Receivable

Related party receivables are stated at the amount management expects to collect from balances outstanding at year-end. The Company considers a receivable past due in accordance with each client's arrangement with the Company. The Company considers an allowance for credit losses based on factors surrounding the credit risk of clients, past events, current conditions, reasonable and supportable forecasts concerning the future and other information.

Revenue Recognition

The Company receives commissions and advisory fees as compensation for its business advisory, mergers and acquisition advisory services, and placement of private securities offerings. Commission and advisory fee revenues are recorded as earned.

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue, when (or as) the entity satisfies a performance obligation.

During 2022, the Company received no revenues from either mergers and acquisition advisory services or private securities offerings.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases

The Company follows ASC Topic 842, Leases ("ASC Topic 842") to account for its leases and recognizes assets and liabilities on the balance sheet for leases with lease terms greater than 12 months and associated disclosures.

The Company follows the SEC's November 2016 no-action letter which provided clarification on lease treatment resulting from the Financial Accounting Standards Board's (FASB) Accounting Standards Update No. 2016-02, Leases. The SEC indicated that they would not recommend enforcement action under SEC Rule 15c3-1 if:

i) A broker-dealer computing net capital adds back an operating lease asset equivalent to the associated operating lease liability.

ii) A broker-dealer determining its minimum net capital requirement using the aggregate indebtedness standard does not include in its aggregate indebtedness an operating lease liability to the extent of the associated operating lease asset.

Income Tax

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the provisions of Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). As a result, the Company applies a more-likely-than not recognition threshold for all tax uncertainties. Generally accepted accounting principles only allow the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. The Company's management has reviewed the Company's tax positions and determined there were no outstanding tax positions that would not be sustained upon examination by the taxing authorities. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office Electronics	10 Years
Computer and Software	10 Years
Furniture and Fixtures	10 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2022 the Company received 100% of its revenue from a related party through common ownership for advisory services rendered.

During the year ended December 31, 2022, the Company incurred and charged $126,868 for expenses to related parties.

NOTE 4 – OTHER ASSETS

At December 31, 2022, Other Assets consisted of a rent deposit of $5,194.

NOTE 5 - LEASING ARRANGEMENTS

As described in Note 1, the Company follows ASC 842. The Company has a single operating lease for office space, which expires on March 31, 2023. The Company does not have any finance leases.

Under the operating lease for office space, the Company in 2021 recognized an initial operating lease liability totaling $85,180, with corresponding right of use asset. Lease liability and right of use asset have been calculated as the present value of the remaining minimum rental payments. The Company's lease does not provide an implicit rate nor at the time of inception did the Company have any borrowings, therefore in determining the present value of the lease payments, it used the rate of 1.00% based on the most recent financing rate from the SBA 7(A) PPP loan entered into during 2020.

The following table details the components of the operating lease right of use asset and lease liability in the Statement of Financial Condition at December 31, 2022:

December 31, 2022	
Lease Right of Use Asset	$ 10,750
Lease Liability, Current	$ 7,248
Lease Liability, Non-Current	-
Total Lease Liability	$7,248

Lease expense of $43,036 has been recognized on a straight-line basis and is included in Operating Expenses in the Company's Statement of Income. Lease payments in the current year totaled $43,374. Minimum future rental payments under this lease are as follows:

Year ending December 31, 2023	$ 7,257
Total Minimum Payments required	$7,257
Less: Interest	(9)
Present Value of Lease Payments	$ 7,248

NOTE 6 – SBA 7(A) PPP LOAN

On April 14, 2020 the Company was approved by a qualified lender for a loan (the "PPP Loan") in the aggregate amount of $19,792, pursuant to the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

Under the terms of the PPP Loan, certain amounts of the PPP Loan were eligible for forgiveness if they were used for qualifying expenses as described in the CARES Act including payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020.

According to the terms of the PPP Loan, the Company would be required to repay all or a portion of a PPP Loan if it is later determined that it failed to meet certain conditions. The Company believes it has substantially met these conditions and its performance obligations and applied for, and received confirmation of, full loan forgiveness of its PPP Loan of $19,792 during the year ended December 31, 2021. If it is later determined the Company was ineligible to apply for and receive the funds and to subsequently receive loan forgiveness, the Company may be required to repay the PPP Loan in its entirety and the Company could be subject to additional penalties.

According to the rules of the SBA, the Company is required to retain documentation for six years after the date the PPP Loan is forgiven or repaid in full, and permit authorized representatives of the SBA, including representatives of its Office of Inspector General, to access such files upon request. Should the SBA conduct such a review and reject all or some of the Company's judgements pertaining to satisfying conditions of the PPP Loan, the Company may be required to adjust previously reported amounts and disclosures in the financial statements.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31, 2022 the Company had net capital as defined of $50,547 which was $45,547 in excess of its minimum required net capital of $5,000 at December 31, 2022. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2022.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2022 through February 9, 2023, the date the financial statements were issued.

Structura Group, Ltd.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2022

NET CAPITAL		
Total Equity Qualified for Net Capital	$	73,783
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Related Party Receivable		(10,740)
Furniture/Fixture/Equipment		(3,039)
Prepaid Expenses		(761)
Other Assets		(8,696)
TOTAL NON-ALLOWABLE ASSETS		(23,236)
NET CAPITAL		50,547
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	45,547

Note: There were no material differences between the Company's computation of net capital as filed in Part II-A, Quarterly 17a-5(a) revised FOCUS report filed on Jan 16, 2023, and the above schedule as of December 31, 2022.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Structura Group, Ltd.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Structura Group, Ltd. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) mergers and acquisition advisory services; (b) structuring private securities offerings and the sale of private placement securities as part of primary offerings; and (c) business advisory services to a Related Party. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Structura Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Structura Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Albany, New York
February 9, 2023

Structura Group, Ltd.
EXEMPTION REPORT
Year Ended December 31, 2022

To Whom It May Concern:

Structura Group, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 for the fiscal year ended December 31, 2022; and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

    a) mergers and acquisition advisory services;
    b) structuring private securities offerings and the sale of private placement securities as part of primary offerings; and
    c) business advisory services to a Related Party

    and the Company throughout the most recent fiscal year without exception

    a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers;
    b) did not carry accounts of or for customers; and
    c) did not carry PAB accounts (as defined in Rule 15c3-3)

The above Exemption Report is true and correct to the best of my and the Company's knowledge and belief.

Signed: Chris Price
Christopher Price, Principal

Date: February 9, 2023